                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                ----------------

                                RSA SECURITY INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                  7497 19 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                                Margaret K. Seif
              Senior Vice President, General Counsel and Secretary
                                RSA Security Inc.
                  36 Crosby Drive, Bedford, Massachusetts 01730
                                 (781) 301-5000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:

                             Hal J. Leibowitz, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                                ----------------

                            CALCULATION OF FILING FEE

  Transaction Valuation(1)                    Amount of filing fee(2)

  $159,051,676                                $31,811

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,143,042 shares of common stock of RSA Security Inc. having a weighted average exercise price of $26.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,811.    Filing party: RSA Security Inc.

Form or Registration No.: Schedule TO.  Date filed:  November 15, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by RSA Security Inc. (the "Company") with the Securities and Exchange Commission on November 15, 2001 relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes Exhibit (a)(9), Email communication to employees in connection with the Offer to Exchange, dated December 13, 2001.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to add Exhibit (a)(9), Email communication to employees in connection with the Offer to Exchange, dated December 13, 2001, which is filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.



                                      RSA SECURITY INC.


                                      /s/ Margaret K. Seif
                                      ------------------------------------------
                                      Margaret K. Seif
                                      Senior Vice President, General Counsel and
                                      Secretary

Date: December 13, 2001